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FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

to

ANNUAL REPORT

of

LANDWIRTSCHAFTLICHE RENTENBANK

(Name of Registrant)

Date of end of last fiscal year: December 31, 2013

SECURITIES REGISTERED
(As of the close of the fiscal year)*

Title of Issue	Amount as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI, ESQ. Sullivan & Cromwell LLP Neue Mainzer Strasse 52 60311 Frankfurt am Main Germany +49 (69) 4272 5200	SINA R. HEKMAT, ESQ. Hogan Lovells US LLP 875 Third Avenue New York, NY 10022 +1 (212) 918 3000

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The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2013, as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 3 hereof to the “Presentation of Financial and Other Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 3 hereof to the “Exchange Rate Information” section.

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments – Landwirtschaftliche Rentenbank” on pages 4 – 6 hereof to the “Recent Developments – Landwirtschaftliche Rentenbank” section.

•	Exhibit (d) is hereby amended by replacing the text in the “Recent Developments – The Federal Republic of Germany” section with the text under the caption “Recent Developments – The Federal Republic of Germany” on pages 7 – 10 hereof.

This report is intended to be incorporated by reference into Landwirtschaftliche Rentenbank’s prospectus dated January 2, 2014 and any future prospectus filed by Landwirtschaftliche Rentenbank with the Securities and Exchange Commission to the extent such prospectus indicates that it intends to incorporate by reference this report.

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 11, 2014, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = 1.3386 U.S. dollar (EUR 0.7470 per U.S. dollar).

EXCHANGE RATE INFORMATION

We file reports with the SEC giving economic data expressed in euro.

The following table shows noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for the periods and dates indicated, as published on a weekly basis by the Federal Reserve Bank of New York.

	Period End	Average(1)	High	Low

Quarter ended June 30, 2014	1.3690	1.3733	1.3924	1.3522

(1)	The average of the noon buying rates on the last business day of each month during the relevant period.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from May 2014 through July 2014, published on a weekly basis by the Federal Reserve Bank of New York.

2014	High	Low

May	1.3924	1.3596
June	1.3690	1.3522
July	1.3681	1.3378

No representation is made that the euro or U.S. dollar amounts referred to herein or referred to in the documents which incorporate this information by reference could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

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RECENT DEVELOPMENTS

LANDWIRTSCHAFTLICHE RENTENBANK

Rentenbank Preliminary Results for the Six Months Ended June 30, 2014

The following information is derived from Rentenbank’s press release of August 7, 2014, announcing certain preliminary results for the six months ended June 30, 2014. The financial figures in this section are based on preliminary, unaudited unconsolidated results for Rentenbank’s six months ended June 30, 2014. Consequently, the amounts discussed below could be subject to change as a result of the audit process. Unless otherwise indicated, the financial figures in this section were prepared in accordance with German GAAP. Rentenbank will prepare its final, consolidated annual financial statements also in accordance with International Financial Reporting Standards as adopted by the European Union. Rentenbank expects its final, audited consolidated and unconsolidated annual financial statements for 2014 to be announced at a press conference and published in April 2015.

Brisk demand for low-interest special promotional loans for the agricultural sector characterized business at Rentenbank in the first half of 2014. An increased volume of new business in the Renewable Energies promotional line ensured the promotional bank’s new business in special promotional loans remaining at a high level, enabling Rentenbank to build on a highly successful 2013. Rentenbank’s management believes that the low-interest promotional loans are creating stable funding conditions for the entire agricultural sector, thereby helping the agriculture to become more efficient and sustainable and thereby strengthening the rural areas.

New business in promotional loans slightly above last year’s record level

New business in Rentenbank’s low-interest special promotional loans reached €3.1 billion in the first six months of 2014, a small year-on-year increase of 0.1%. The special promotional loan portfolio thus reached €34.9 billion at the end of June, which was 3.3% more than at the end of last year (December 31, 2013: €33.8 billion). There was a particularly sharp rise in new business in the Renewable Energies promotional line, which climbed by 54.5% to €1,041 million (as compared to €673 million during the first half of 2013). Strong demand for wind power financing made a significant contribution, advancing from €292 million as at June 30, 2013 to €726 million as at June 30, 2014.

Issuance business: Euro most important issuance currency

To finance its promotional business, Rentenbank has raised medium- and long-term funding of €7.3 billion in the capital markets during the first six months of 2014 (as compared to €5.6 billion during the first six months of 2013). Three quarters of this funding were generated under the Euro Medium Term Note (EMTN) Program. The promotional bank placed Kangaroo bonds of an amount equivalent to €0.9 billion (as compared to €1.4 billion during the first six months of 2013) under its Australian MTN Program. A global bond offering contributed €0.7 billion to the funding volume. In the first half of the year, the euro was the most important issuance currency with a share of 38% (as compared to 18% during the first six months of 2013), followed by the US dollar with a share of 33% (as compared to 33% during the first six months of 2013).

Earnings remain satisfactory

In the first half of 2014, Rentenbank’s results of operations (in accordance with German GAAP (HGB)) were again satisfactory. The operating result before provision for loan losses and valuation stood at €125.2 million (as compared with €129.6 million as at June 30, 2013). The main reasons for this decline were higher administrative expenses of €26.8 million (as compared with €23.7 million as at June 30, 2013) and the lower level of net interest income of €154.5 million (as compared with €156.2 million as at June 30, 2013), which had been anticipated and was attributable to the prevailing low interest rates and narrowing margins.

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No change in total assets

At the end of June 2014, total assets (in accordance with German GAAP (HGB)) amounted to €78.3 billion and were thus at the same level as at the end of 2013. Loans and advances to banks decreased to €49.3 billion (as compared to €50.0 billion as at December 31, 2013). Accordingly, they accounted for a smaller share of total assets (as at June 30, 2014, they represented 63.0% and as at December 31, 2013 they represented 63.9%). By contrast, the securities portfolio grew slightly, increasing to €20.7 billion (as compared to €20.3 billion as at December 31, 2013). Securitized liabilities amounted to €63.4 billion (as compared to €61.4 billion as at December 31, 2013), representing the largest single item on the liabilities and equity side of the balance sheet. This equates to a share of 81.0% (as compared to 78.4% as at December 31, 2013). Own funds reported on the balance sheet (including subordinated liabilities) were virtually unchanged compared to December 31, 2013 and stood at €4.1 billion as at June 30, 2014.

IFRS financial statements: operating result in line with expectations

The operating result calculated in accordance with International Financial Reporting Standards (IFRS) during the first half of the year was within expectations. The operating result declined slightly to €126.0 million (as compared to €128.2 million in the first six months of 2013) due to a lower net interest income and increased administrative expenses, which were the same reasons for a decreased operational income in the HGB financial statements. The Group’s total comprehensive income declined year on year to €130.5 million in the first six months of 2014 (as compared to €346.1 million in the first six months of 2013). This drop was due not only to the smaller operating result but also, in particular, to the reduction in gains from fair value measurement. Because market parameters continue to be subject to significant volatility, Rentenbank’s management does not believe it can reliably predict future gains and losses from fair value measurement. According to Rentenbank’s management, consolidated net income can be significantly affected by gains or losses from fair value measurement, contributing to the difficulty of an accurate forecast.

Capital ratios based on EU Capital Requirements Regulation (CRR) well above minimum requirement

Calculated in accordance with the EU’s Capital Requirements Regulation (CRR) for banks, which came into effect on January 1, 2014, Rentenbank’s Tier 1 capital ratio was 17.0% and the total capital ratio was 20.2% as at June 30, 2014. These ratios are much higher than the current regulatory requirements of 5.5% and 8.0% respectively.

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Key Figures as at June 30, 2014

			June 30, 2014	June 30, 2013	December 31, 2013
1.		New business
		Special Promotional Loans (€ millions)
		Total	3,134	3,130	7,236
	thereof:	Agriculture	1,236	1,403	2,842
		Renewable Energies	1,041	673	1,599
		Rural Development	500	628	2,143
		Agribusiness	247	295	637

		Standard Promotional Loans	1,227	1,786	2,479
		Securitized Promotional Business	2,046	1,269	1,919

		Refinancing of lending business (€ billions)
		Medium- and long-term funding	7.3	5.6	10.2
	thereof:	Euro-MTN	5.4	2.8	6.7
		AUD-MTN	0.9	1.4	1.4
		Global bonds	0.7	1.4	2.1
		Domestic capital market instruments	0.3	0.0	0.0

2.		Balance sheet in accordance with German GAAP (HGB) (€ billions)
		Total assets	78.3	75.5	78.3
		Loans and advances to banks	49.3	48.6	50.0
		Securities portfolio	20.7	20.4	20.3
		Securitized liabilities	63.4	60.7	61.4
		Own funds	4.1	3.9	4.1

3.		Income statement in accordance with German GAAP (HGB) (€ millions)
		Net interest income	154.5	156.2	312.7
		Administrative expenses	26.8	23.7	53.2
		Operating result before provision for loan losses andvaluation	125.2	129.6	248.7
		Interim net income	128.3	131.9	—

4.		Consolidated statement of comprehensive income in accordance with IFRS (€ millions)
		Operating result	126.0	128.2	238.8
		Result from fair value measurement and from hedge accounting	-68.0	68.4	221.2
		Other comprehensive income	72.5	149.5	244.6
		Group’s total comprehensive income	130.5	346.1	704.6

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RECENT DEVELOPMENTS

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT (adjusted for price, seasonal and calendar effects)(1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year

1st quarter 2013	0.0	-0.3
2nd quarter 2013	0.7	0.5
3rd quarter 2013	0.3	0.6
4th quarter 2013	0.4	1.4
1st quarter 2014	0.8	2.3

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product increased by 0.8% after price, seasonal and calendar adjustments in the first quarter of 2014 compared to the fourth quarter of 2013. One factor that contributed to the strong growth at the beginning of 2014 was the extremely mild weather. Positive contributions to this increase were made only by domestic demand. Final consumption expenditure for both households and government increased compared to the fourth quarter of 2013. A positive development was also recorded for fixed capital formation, which significantly increased both in construction and in machinery and equipment compared with the fourth quarter of 2013. Moreover, building inventories supported the GDP growth. Foreign trade, however, had a downward effect on economic growth.

In a year-on-year comparison, economic growth accelerated markedly. GDP in the first quarter of 2014 increased by 2.3% in price- and calendar-adjusted terms compared to the first quarter of 2013.

Source: Statistisches Bundesamt, Gross domestic product up 0.8% in 1st quarter of 2014, press release of May 15, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/05/PE14_167_811.html).

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Inflation Rate

INFLATION RATE (based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year

June 2013	0.1	1.8
July 2013	0.5	1.9
August 2013	0.0	1.5
September 2013	0.0	1.4
October 2013	-0.2	1.2
November 2013	0.2	1.3
December 2013	0.4	1.4
January 2014	-0.6	1.3
February 2014	0.5	1.2
March 2014	0.3	1.0
April 2014	-0.2	1.3
May 2014	-0.1	0.9
June 2014	0.3	1.0

In June 2014, consumer prices in Germany rose by 1.0% compared to June 2013. The year-on-year rate of price increase thus stayed at a low level.

Energy prices as a whole declined by 0.3% from June 2013 to June 2014, representing a slower decline in energy prices when compared to previous months. Compared to a year earlier, prices for mineral oil products and charges for central and district heating each decreased by 1.2%, while prices for electricity increased by 1.8%.

Food prices remained unchanged in June 2014 compared to June 2013. In particular, prices for vegetables fell 9.6%. Additionally, the prices for fruit declined by 3.1%, and the prices for edible oils and fats decreased by 2.5%. Over the same period, prices for dairy products rose by 9.0%. Excluding the prices of food and energy as a whole, the inflation rate in June 2014 compared to a year earlier would have been higher at 1.4%.

Total goods prices experienced a below-average increase of 0.3% in June 2014 compared to June 2013. At 1.6% higher year-on-year, service prices saw an above-average rise in June 2014, due mainly to a 1.5% increase in net rents exclusive of heating expenses.

Compared with May 2014, consumer prices rose by 0.3% in June 2014. Prices for package holidays and air tickets increased by 11.7% and 2.4%, respectively, while prices of energy as a whole rose by 0.5% compared to May 2014. Food prices decreased by 0.1% from May 2014 to June 2014.

Source: Statistisches Bundesamt, Consumer prices in June 2014: +1.0% on June 2013, press release of July 11, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/07/PE14_248_611.html).

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Unemployment Rate

UNEMPLOYMENT RATE (percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition)(1)

Reference period	Original percentages	Adjusted percentages(2)

June 2013	5.4	5.3
July 2013	5.3	5.3
August 2013	5.0	5.3
September 2013	5.1	5.3
October 2013	5.1	5.2
November 2013	5.0	5.2
December 2013	5.0	5.2
January 2014	5.6	5.2
February 2014	5.5	5.2
March 2014	5.5	5.2
April 2014	5.3	5.1
May 2014	5.0	5.1
June 2014	5.0	5.1

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 379,000 persons, or 0.9%, from June 2013 to June 2014. Compared to May 2014, the number of employed persons in June 2014 increased by approximately 16,000, or 0.0%, after adjustment for seasonal fluctuations.

In June 2014, the number of unemployed persons decreased by approximately 166,000, or 7.4%, compared to June 2013. When adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in June 2014 decreased by 0.9% to 2.16 million compared to May 2014.

Sources: Statistisches Bundesamt, June 2014: labour market nearly unchanged on May, press release of July 31, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/07/PE14_270_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231-0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE(1)

	(balance in EUR billion)(1)
Item	January to June 2014	January to June 2013

Trade in goods, including supplementary trade items	106.2	108.8
Services	-15.8	-22.9
Primary income	24.8	29.2
Secondary income	-21.7	-22.6

Current account	93.5	92.4

(1)	The table reflects an updated statistical framework for the German balance of payments, which, as of July 2014, has been brought into line with the revised standard of the International Monetary Fund. For more information, see Deutsche Bundesbank, Monthly Report June 2014, pp. 57-68 (http://www.bundesbank.de/Redaktion/EN/Downloads/Publications/Monthly_Report/2014/2014_06_monthly_report.pdf?__blob=publicationFile).
(2)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in June 2014: +1.1% on June 2013, press release of August 8, 2014 (https://www.destatis.de/EN/PressServices/Press/pr/2014/08/PE14_280_51.html).

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Other Recent Developments

Policy Responses to the Global Economic and Financial Crisis

On June 5, 2014, the European Central Bank (“ECB”) announced several measures designed to enhance the functioning of the monetary policy transmission mechanism by supporting lending to the real economy. In particular, the ECB decided to conduct a series of targeted longer-term refinancing operations (TLTROs) aimed at improving bank lending to the euro area non-financial private sector (defined as euro area households and non-financial corporations), excluding loans to households for house purchase, over a window of two years.

Source: European Central Bank, ECB announces monetary policy measures to enhance the functioning of the monetary policy transmission mechanism, press release of June 5, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr140605_2.en.html).

The European Union and European Integration

On July 23, 2014, the Council of the European Union formally approved the accession of Lithuania to the euro area as of January 1, 2015. The ECB will take over direct supervision of the biggest Lithuanian banks in January 2015, as the country is also joining the Single Supervisory Mechanism.

Source: European Central Bank, Lithuania to join euro area and single supervisory mechanism (SSM) on 1 January 2015, press release of July 23, 2014 (http://www.ecb.europa.eu/press/pr/date/2014/html/pr140723.en.html).

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant Landwirtschaftliche Rentenbank has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Frankfurt am Main, Federal Republic of Germany, on 11th August, 2014.

LANDWIRTSCHAFTLICHE RENTENBANK

By:	/s/ Hans Bernhardt
	Name:	Hans Bernhardt
	Title:	Managing Director,
Member of the Board of Managing Directors

By:	/s/ Martin Middendorf
	Name:	Martin Middendorf
	Title:	Director